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SEC FILE NUMBER 001-33778
CUSIP NUMBER 45825N107

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(CHECK ONE)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Inteliquent, Inc.

Full Name of Registrant

Neutral Tandem, Inc. (*)

Former Name if Applicable

550 West Adams Street 9th Floor

Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60661

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed in a Current Report on Form 8-K of Inteliquent, Inc. (the “Company”) dated August 12, 2013:

As disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, the Company reported a $75.3 million impairment of goodwill and other intangibles charge, a $13.2 million impairment of fixed assets charge, and a net loss of $78.1 million, in each case for the year ended December 31, 2012.

During the second quarter of 2013, the Board of Directors of the Company determined that an internal investigation of whether such impairment charge was overstated should be undertaken by the Audit Committee with the assistance of independent outside professionals. During the same time period, the Board of Directors also determined that the Audit Committee, with the assistance of independent outside professionals, should conduct an internal investigation of the Company’s financial forecasting practices during the fourth quarter of 2012 and the first quarter of 2013. The Company is still conducting its internal investigation, including investigating whether a restatement of its financial statements relating to an overstatement of the impairment of goodwill, other intangibles and fixed assets charge for the year ended December 31, 2012 will be required.

As a result of the ongoing internal investigation, the Company could not file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 by the required filing date. The Company is endeavoring to bring these matters to conclusion as quickly as possible and then will file its Form 10-Q for the quarter ended June 30, 2013. At this time, the Company is unable to represent that the Form 10-Q for the quarter ended June 30, 2013 will be filed on or before the fifth calendar day following its prescribed due date.

(*) As disclosed in its Current Report on Form 8-K dated June 21, 2013, stockholders of Neutral Tandem, Inc. approved a proposed amendment to the Company’s amended and restated certificate of incorporation to change the Company’s name to “Inteliquent, Inc.”

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

/s/ Richard Monto	312	384-8090
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ YES ☐ NO

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ YES ☐ NO**

(**) As disclosed in the Company’s Current Report on Form 8-K dated August 8, 2013 and Current Report on Form 8-K dated August 12, 2013, the Company has announced its preliminary results of operations for the quarter ended June 30, 2013.

Cautionary Statement Regarding Forward-Looking Statements

This notification of late filing contains “forward-looking statements” that involve substantial risks and uncertainties. The Company is still conducting its internal investigation, including investigating whether a restatement of its financial statements relating to an overstatement of the impairment of goodwill, other intangibles and fixed assets charge for the year ended December 31, 2012 will be required. All information reflected in this notification of late filing should be considered preliminary until Inteliquent’s Quarterly Report on Form 10-Q for the second quarter ended June 30, 2013 is filed with the Securities and Exchange Commission.

In addition, the words “preliminary,” “anticipates,” “believes,” “efforts,” “expects,” “estimates,” “projects,” “proposed,” “plans,” “intends,” “may,” “will,” “would,” and similar expressions identify additional forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements the Company makes. Factors that might cause such differences include, but are not limited to: the results of the Audit Committee’s ongoing internal investigation, including the impact of any restatement of the Company’s financial statements, if a restatement is required, or other actions that may be taken or required as a result of the Audit Committee’s ongoing internal investigation; the impact of any determination that certain of the Company’s financial statements were not prepared in accordance with GAAP and/or the reporting requirements of applicable securities laws, rules and regulations; the impact of any determination of the existence of any significant deficiencies and/or material weaknesses in certain of the Company’s internal controls and/or of the need to reevaluate certain of the findings and conclusions in Management’s Report on Internal Controls and/or any determination that the Company’s disclosure controls and procedures required by the Securities Exchange Act were not effective; the impact of any inability of the Company to timely file reports or statements with the Securities and Exchange Commission and distribute such reports or statements to its stockholders; the impact of the Audit Committee’s ongoing internal investigation on the Company’s insurance policies and any determination as to whether the Company is in compliance with the terms and conditions of such policies; any litigation and governmental investigations or proceedings which may arise out of the Audit Committee’s ongoing internal investigation or any restatement of the Company’s financial statements; any impact of the Audit Committee’s ongoing internal investigation on the Company’s borrowing capability and existing credit facility; any impact of the Audit Committee’s ongoing internal investigation on the Company’s ability to meet NASDAQ requirements for continued listing; any impact of any tax consequences of the Audit Committee’s ongoing internal investigation, including any determination that the Company filed tax returns were not true, correct and complete; the costs related to any litigation and governmental investigations or proceedings which may arise out of the Audit Committee’s ongoing internal investigation; the effects of competition, including direct connects, and downward pricing pressure resulting from such competition; risks associated with the sale of the Company’s data business, including issues regarding separating the Company’s network, IT and billing systems from the network and systems sold to the buyer, and that the cost savings and other benefits the Company hopes to receive may not materialize in part or at all; the Company’s ability to maintain relationships with business providers following the sale of the data business; the Company’s regular review of strategic alternatives; the impact of current and future regulation, including intercarrier compensation reform enacted by the Federal Communications Commission; the risks associated with the Company’s ability to successfully develop and market new services, many of which are beyond the Company’s control and all of which could delay or negatively affect the Company’s ability to offer or market new services; technological developments; the ability to obtain and protect intellectual property rights; the impact of current or future litigation; the potential impact of any future acquisitions, mergers or divestitures; natural or man-made disasters; the ability to attract, develop and retain executives and other qualified employees; changes in general economic or market conditions; and other important factors included in our reports filed with the Securities and Exchange Commission.

INTELIQUENT, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

INTELIQUENT, INC.

Date:	August 12, 2013	By:	/s/ Richard L. Monto
		Name:	Richard L. Monto
		Title:	General Counsel, Senior Vice President and
Corporate Secretary